Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 14

DATED MAY 31, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 14 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 7 dated March 23, 2007, Supplement No. 8 dated April 5, 2007, Supplement No. 9 dated April 16, 2007, Supplement No. 10 dated April 16, 2007, Supplement No. 11 dated May 3, 2007, Supplement No. 12 dated May 16, 2007 and Supplement No. 13 dated May 23, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Acquisition of REITs,” “Acquisition of Assets,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 14 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Business and Policies

Acquisition of REITs

This subsection, which starts on page 123 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

Acquisition of Winston Hotels, Inc.

Litigation Relating to the Merger.  On May 2, 2007, the plaintiffs in the case captioned Whitney v. Winston Hotels, Inc., et al. (Case No. 07-CVS-3449) amended the complaint by, among other things, adding us and our wholly-owned subsidiary, Inland American Acquisition (Winston), LLC, which we refer to as “MergerCo”, as defendants. The lawsuit seeks class action status and generally alleges that members of Winston’s board of directors breached fiduciary duties to its stockholders by entering into the merger agreement and by allegedly failing to disclose certain information, and that we and MergerCo, among others, aided and abetted these alleged breaches. The lawsuit seeks a variety of equitable and injunctive relief, including enjoining the merger, declaring the termination fee for not completing the merger to be unfair and enjoining the payment of the fee, and awarding pre-and post judgment interest, attorney’s fees, expert fees and other costs incurred by the plaintiffs.

Acquisition of Assets

This subsection has been added to page 123 of the “Business and Policies” section of the prospectus, directly following “Acquisition of REITs” and directly prior to “Investments in Securities.”

Overview.  On May 18, 2007, our wholly-owned subsidiary, Inland American Communities Group, Inc. (“Communities”), entered into a purchase agreement with Utley Residential Company, L.P. (“Utley”), URC GP, LLC, the general partner of Utley, and Robert K. Utley III, Steven R. Utley and John R. Allums, the limited partners of Utley.  Pursuant to the purchase agreement, Communities agreed to purchase the assets of Utley related to the development of conventional and student housing for approximately $23.1 million.

Background.  Utley is a private real estate development company developing both student and conventional multi-family housing. Since founding the business in 1976, Utley and its predecessors have focused on fostering relationships with major universities and education-related institutions as well as local constituents and government agencies.  Prior to this transaction, Utley served as the general partner of FirstWorthing Company, which, since its inception in October 2000, has focused on developing and acquiring student housing and multi-family platforms.

The Transaction.  Pursuant to the purchase agreement, Communities will acquire certain assets of Utley, including its existing pipeline of student and conventional multi-family housing development projects and workforce in place as well as other goodwill related to Utley’s development business.  The individual assets include a ground lease for land in Lafayette, Louisiana, certain professional services agreements to which Utley is a party and certain governmental permits and leases for office space and equipment.  Communities also purchased, as a pre-closing asset in connection with the transaction, the right to acquire University House at Huntsville, an undeveloped parcel of land that we acquired on May 1, 2007, and University House at Gainesville, an undeveloped parcel of land in Gainesville, Florida that we acquired on April 25, 2007.  Communities intends to develop student housing on these properties.  Additionally, as part of the transaction, a wholly-owned subsidiary of Communities acquired the remaining interests in a joint venture that it previously entered into with Utley for the ground lease to the property known as 3900 Market Street, located in Philadelphia, Pennsylvania, which will be developed as student housing at the University of Pennsylvania.

Communities also will hire certain of Utley’s employees to continue to develop any projects in the development pipeline and to generate future development deals for Communities.  These persons will be employed by Communities, or its wholly-owned subsidiaries, and certain of the employees will be the owners of Worthing Investment GP, LLC (“Worthing”), a management company that will oversee the development pipeline, pursuant to the terms of a participation agreement entered into between Communities and Worthing contemporaneously with the execution and delivery of the purchase agreement.  Each of the employees that is an owner of Worthing, including Robert K. Utley III, Steven R. Utley and John R. Allums, has entered into a noncompetition agreement with Communities contemporaneously with the execution and delivery of the purchase agreement.  Worthing will have responsibility and authority for the day-to-day management and direction of Communities’ employees in their duties to develop, acquire, construct, rent, operate, manage and lease development projects.  Worthing also will have the authority to approve “pursuit” costs incurred by Communities on any new projects, in an amount not to exceed $125,000 per project.  Each development project ultimately must be presented to, and approved by, Communities’ five-member investment committee.  We have the right to appoint three members of the investment committee and Worthing has the right to appoint two members of the committee.  We have initially appointed Brenda G. Gujral, Scott W. Wilton and Lori Foust to the committee, and Worthing has appointed Robert K. Utley III and Steven R. Utley.  Accordingly, because all decisions must be approved by a majority of the committee, our designees will have the collective power to approve or deny all projects brought to the committee by Worthing.  Additionally, once the investment committee has approved a particular project, it also must be approved by a majority of our board of directors before Communities may acquire and develop the property.  We may, through our wholly-owned subsidiaries, commit up to $250 million per year in future development equity over the next four years, for an aggregate commitment not to exceed $1 billion.  At closing, we had committed approximately $175.6 million to purchase and develop four parcels of land for student and conventional multi-family housing.  We will earn a preferred return, computed like interest at a rate of 8.5%, on all capital contributions we make to Communities, which must be earned prior to the payments on stabilization, as described below.

Communities will pay the purchase price to Utley in three separate cash payments, the first $13.1 million of which was paid upon closing.  Communities will pay the next $5 million payment to Utley on the latter of the first day after the first anniversary of the closing date or the date on which Worthing has presented development projects with aggregate development costs of $360 million to Communities’ investment committee that either (1) have been approved by the committee or (2) have been rejected by the committee, but that satisfy certain investment criteria, subject to certain limitations.  Communities will pay the final $5 million payment to Utley on the latter of the first day after the second anniversary of the closing date or the date on which Worthing has presented development projects with aggregate development costs of $480 million to Communities’ investment committee that either (y) have been approved by the committee or (z) have been rejected by the committee, but that satisfy certain investment criteria, subject to certain limitations.  These payments will be forfeited if not paid by the third anniversary of the closing date.  We have guaranteed the payment of the first and second $5 million payments by Communities to Utley and the limited partners, subject to the performance standards being satisfied.

Pursuant to the participation agreement, Worthing is eligible to receive compensation payable upon the development projects reaching stabilization and general and administrative expenses not exceeding certain limits.  In addition, Communities has agreed to enter into management agreements with certain of our property managers to manage each completed development project and, unless otherwise agreed upon by the parties in writing, each management agreement will provide for the payment of a fee to the applicable property manager by Communities in the amount of 3.5% of gross income of the retail portion of each project and 1% of the gross income of the non-retail portion of each project.  These management agreements may not be terminated prior to the participation agreement.  The participation agreement has an initial term ending on December 31, 2009 and will continue thereafter for successive one year periods unless terminated by either party.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Potential Acquisitions

We, directly or indirectly through MB REIT or another joint venture, have identified the following properties as potential acquisitions:

Washington Park Plaza. We anticipate purchasing a fee simple interest in a retail center known as Washington Park Plaza, which contains approximately 235,321 gross leasable square feet.  The center is located at 17730-18300 South Halsted Street in Homewood, Illinois.  Washington Park Plaza was built in 1974 and underwent a teardown and redevelopment in 2005 with the exception of one multi-tenanted building which was remodeled and an additional five outlot retail buildings were newly constructed between 2006 through 2007.  As of May 15, 2007, this property was 97% occupied, with a total of approximately 227,772 square feet leased to twenty-five tenants.  We anticipate purchasing this property from an unaffiliated third party, Washington Park Plaza Partners LLC, for approximately $43.5 million.  At closing, we will assume a mortgage loan in the principal amount of $30.6 million from Wachovia Bank, N.A. and will pay the remaining amount of the purchase price of approximately $12.9 million in cash.  The interest rate of the loan is fixed at 5.92% per annum.  The term of the loan will require us to make monthly interest-only payments in the amount of $150,960 until the loan matures in May 2016.  The unpaid principal balance and all accrued unpaid interest thereon is due at maturity.  We may, under certain circumstances, prepay the unpaid principal balance of the loan in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  Our obligation will be secured by a first priority mortgage on the property.

Villages at Kitty Hawk.  We anticipate purchasing a fee simple interest in a newly constructed apartment complex known as Villages at Kitty Hawk, which contains approximately 277,052 gross leasable square feet.  The center is located at 11801 East Loop 1604 in Universal City, Texas.  Villages at Kitty Hawk was built in 2006, and consists of eighteen two- and three-story apartment buildings.  The buildings contain a total of 308 units, comprised of 144 one-bedroom, 132 two-bedroom and thirty-two three-bedroom units.  As of May 15, 2007, this property was 93% occupied, with a total of approximately 285 units leased.  We anticipate purchasing this property from an unaffiliated third party, American Opportunity for Housing - Kitty Hawk, LLC, for approximately $21 million in cash, and may later borrow monies using the property as collateral.

Lakewood Shopping Center Phase II.   MB REIT anticipates purchasing a fee simple interest in an existing shopping center known as Lakewood Shopping Center Phase II, which contains approximately 89,328 gross leasable square feet.  The center is located at State Road #7 and West Atlantic Boulevard in Margate, Broward County, Florida.  As of May 15, 2007, this property was 98% occupied with approximately 87,272 square feet leased to five tenants.  MB REIT anticipates purchasing this property from an unaffiliated third party, Lakewood Associates, Ltd., for an aggregate purchase price of approximately $14.5 million in cash, and may later borrow monies using the property as collateral.

Spring Town Center - Phase III.  MB REIT anticipates purchasing a fee simple interest in an existing retail center known as Spring Town Center - Phase III, containing approximately 30,438 gross leasable square feet.  The center is located at 21212 Kyukendahl Road in Spring, Texas.  Spring Town Center - Phase III was built over a two year period beginning in 2004.  As of May 15, 2007, this property was 74% occupied with approximately 22,588 square feet leased to six tenants.  MB REIT anticipates purchasing this property from an unaffiliated third party, A-K-S

75 NEC Spring Town Center, L.P. for approximately $6.8 million in cash and may later borrow monies using the property as collateral.

CFG Portfolio -  Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont.  We anticipate purchasing a fee simple interest in a portfolio of 159 retail banking properties containing a total of approximately 989,614 gross leasable square feet.  The properties are located in twelve states and were built from 1950 to 2005.  We anticipate purchasing these properties from unaffiliated third parties, Citizens Bank, N.A. and Charter One Bank, N.A., for approximately $291.9 million in cash, and may later borrow monies using the property as collateral. The breakdown of properties in the various states is as follows:

	Number of	Gross Leasable	Allocated
State	Branches	Square Feet	Purchase Price ($)

Connecticut	8	34,480	15,200,000

Delaware	4	14,778	5,400,000

Illinois	7	40,351	11,200,000

Massachusetts	20	80,038	32,200,000

Michigan	2	6,420	2,000,000

New Hampshire	8	178,109	36,600,000

New Jersey	2	8,257	2,400,000

New York	1	7,950	1,500,000

Ohio	7	35,838	10,700,000

Pennsylvania	86	380,187	131,700,000

Rhode Island	13	200,266	41,500,000

Vermont	1	2,940	1,500,000

Total	159	989,614	$291,900,000

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of May 29, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	401,709,904	4,017,099,040	421,795,399	3,595,303,641

Shares sold pursuant to our distribution reinvestment plan:	4,629,095	43,976,402	-	43,976,402

Shares repurchased pursuant to our share repurchase program:	(227,339)	(2,102,886)	-	(2,102,886)

	406,131,660	4,059,172,556	421,795,399	3,637,377,157

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.